December 4, 2006

VIA EDGAR
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
Attn: Paul Fischer, Esq.

RE:    MDWERKS, INC.
       REGISTRATION STATEMENT ON FORM SB-2
       FILE NO.:  333-132296

Dear Mr. Fischer:

Attached please find an acceleration request for your consideration with request to the Registration Statement.

Please direct any inquiries regarding this filing to the undersigned at (954)
389-8300.

Very truly yours,
MDwerks, Inc.

/s/ Vincent Colangelo

VINCENT COLANGELO
Chief Financial Officer
and Corporate Secretary
Encl.

December 4, 2006

VIA EDGAR
---------
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Paul Fischer, Esq.

RE:  MDWERKS, INC.
     REGISTRATION STATEMENT ON FORM SB-2
     FILE NO.: 333-132296

Dear Mr. Fischer:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the
"Securities Act"), MDwerks, Inc. (the "Registrant") hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective by 9:00 a.m. (Eastern Time)
on Thursday, December 7, 2006 or as soon thereafter as practicable.

The Registrant hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities covered by the
Registration Statement.

The Registrant acknowledges the following: (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the
Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
MDwerks, Inc.

/s/ Vincent Colangelo

VINCENT COLANGELO
Chief Financial Officer
and Corporate Secretary